News Release

RESIN SYSTEMS COMPLETES EQUITY FINANCING

Calgary, Alberta, March 29, 2007: Resin Systems Inc. ("RS") (RS - TSX / RSSYF - OTCBB), a composite products innovation company, today announced the closing of its previously announced private placement.  At closing, 31,338,889 common shares (the "Common Shares") of RS were issued at a price of $1.00 per share for gross proceeds of $31,338,889 and 3,661,111 Common Shares were issued to holders of $3,661,111 of RS's unsecured promissory notes issued January 12, 2007 at a deemed price of $1.00 per share pursuant to such holders' rights to participate in the private placement.  All of RS's directors and the president and chief executive officer participated in the private placement and acquired an aggregate of 4,714,352 Common Shares.

RS intends to use the proceeds of the proposed offering to fund:

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its share of the activities related to the relocation of its RStandard™ manufacturing to southwest Ontario;

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the start-up costs and capital expenditures required to start manufacturing its VRoll™ composite tubes;

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the repayment of $1,423,765 to holders of RS's unsecured promissory notes issued January 12, 2007 who did not exercise their rights to participate in the common share offering; and

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general working capital.

Kingsdale Capital Markets Inc. and Research Capital Corporation (the "Agents") acted as RS's agents in connection with the private placement.  As part of the consideration for their services, the Agents were issued broker warrants to purchase an aggregate of 1,400,000 common shares of RS at an exercise price of $1.00 per share until March 31, 2008.

All of the Common Shares and broker warrants issued by RS pursuant to the private placement are subject to a hold period until July 30, 2007.

About RS

RS is a composite product innovator. RS develops advanced composite products for large-scale industrial markets. These products replace products which traditionally have been made using conventional building blocks of wood, concrete and steel.  The foundation of RS is continuous innovation and product development utilizing its proprietary Version™ polyurethane resin system.

RS has successfully developed the VRoll™ bulk material handling system roller tube and the award winning RStandard™ modular composite transmission and distribution structure.  For the latest on RS's developments, click on "Latest News" on www.grouprsi.com.

"Version", "RStandard" and "VRoll" are trademarks of RS.

For further information please contact:

Resin Systems Inc.

Paul Giannelia, President and Chief Executive Officer

Rob Schaefer, Chief Financial Officer and Corporate Secretary Tel: (403) 219-8000 Fax: (403) 219-8001

Email: info@grouprsi.com

This news release contains forward-looking statements as it pertains to the expenditure of the net proceeds of the offering by RS.  The forward-looking statements as to the expenditure of the net proceeds of the offering are not guarantees of how the net proceeds will be spent and undue reliance should not be placed on them.  The actual expenditure of the net proceeds may differ materially as a result of any number of factors and uncertainties, many of which factors are beyond RS's control.  Many of these risks and uncertainties are described in RS's annual information form, RS's management's discussion and analysis and other documents RS files with the Canadian securities authorities and the United States Securities and Exchange Commission.

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